UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2008

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On July 25, 2008, Irwin Financial Corporation will hold a conference call in connection with its press release of July 24, 2008. A copy of the slide presentation for the call is attached as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	Description
99.1	Materials for conference call on July 25, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: July 25, 2008   By: /s/ Gregory F. Ehlinger

————————————————————————————

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Materials for conference call on July 25, 2008.

EXHIBIT 99.1

IRWIN FINANCIAL CORPORATION
MATERIALS FOR CONFERENCE CALL ON JULY 25, 2008



Major Asset Sales To Refocus On Small Business Banking

July 24, 2008

Major Strategic Change for IFC and Irwin Union Bank

- Irwin Union Bank to Focus on 137-Year Heritage as Partner to Small Businesses and Local Communities

- Home Equity Credit Risk To Be Substantially Reduced Through Sale of $1.0 Billion Loan Portfolio
  - Ultimate Loss Risk Capped Through Structured Finance Solution and Additional Reserves for Remaining Exposure

- Sale of Leasing Assets Enhances Liquidity and Capital Supporting Traditional Banking Businesses

An Environmental Call for Change

- For the past 25 years, Irwin's business model was based on a core branch-based commercial bank, supplemented with wholesale funds

- Macro issues have transformed the mortgage and capital markets in past 12 months
  – US/Global crisis in mortgage markets
  – Securitization markets have largely closed

- Mortgage market driven losses have diverted attention from Irwin's traditional strengths with small business and relationship-based lending in our communities

History of Responding to Environmental Changes



1871	1981	1995		1999	2000/2	2006/7	1H 2008	2008 ▶
Founded as Irwin's Bank		Small Business Focused National Expansion Strategy						
		Acquired Inland Mortgage Corporation				Divested Irwin Mortgage		
		Acquired ST Medical Leasing		Divested ST Medical Leasing	Acquired ST Equip. Leasing		Exiting ST Equip. Leasing	
		Started Irwin Home Equity					Exiting Irwin Home Equity	
						Started Irwin Franchise Finance		
County Bank	Slow growth			Rapid growth and value creation	Peak year 2003	Mortgage and Housing Conditions		Refocus

The Transformed Irwin

- Focus on relationships with small businesses, their owners, and residents of communities surrounding branches
  - Full suite of loan, deposit and investment products
- $3.8 billion loan portfolio
- Branches in growing and diverse Midwest and Western markets
- National "Preferred" SBA lender; in top 5% nationally in annual originations (as measured in $s)
- Nationally-recognized provider of customized commercial loan products to franchisees of quick service and casual dining restaurants

Road Map for Change: Home Equity


Sell HE Exposure
IFC
Irwin Union Bank and Trust
IUB FSB
$1.0B Home Equity Loans Sold
$0.3B Home Equity Loans Securitized
Cash
On-balance Sheet Securitization Trust
Cash

- Agreement to sell $1.0 Billion substantially reduces exposure to national Home Equity risk
  - Additional structured financed solution, coupled with substantial increase in reserves at June 30, caps risk on remaining exposure
- Transactions substantially reduces principal source of recent losses
- Modestly accretive to liquidity position
- Expect to substantially complete transaction in 3Q08

Road Map for Change: Small Ticket



Sell Small Ticket
IFC
Irwin Union Bank and Trust
IUB
FSB
Small
Ticket Leases
Cash
Adds Liquidity & Frees Up Capital

- Refocuses commercial lending on relationships, rather than transactions
- Reduces reliance on wholesale funding sources
- Provides substantial addition to Bank's liquidity (approx. $350 million, net)
- Strengthens capital position
- Expect to complete transactions in 3Q08

Major Strategic Change for IFC and Irwin Union Bank

- Irwin Union Bank to Focus on 137-Year Heritage as Partner to Small Businesses and Local Communities

- Home Equity Credit Risk To Be Substantially Reduced Through Sale of $1.0 Billion Loan Portfolio
  - Ultimate Loss Risk Capped Through Structured Finance Solution and Additional Reserves for Remaining Exposure

- Sale of Leasing Assets Enhances Liquidity and Capital Supporting Traditional Banking Businesses

- Continue to Have Capital Ratios That Exceed Statutory Well Capitalized Requirements

Investor Precautions

About Forward-Looking Statements

This presentation contains forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to projections of financial performance, profitability, business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things, statements about: our intent to substantially reduce and cap the Corporation's exposure to the national home equity lending business; our intent to exit the U.S. and Canadian small-ticket leasing business; the expected timing for completion of the restructuring transactions described above; and the expected effect of the transactions on the Corporation's balance sheet, profitability, liquidity, and capital ratios.

We qualify any forward-looking statements entirely by these and the following cautionary factors.

Actual future results may differ materially from what is projected due to a variety of factors including: unforeseen difficulties the parties may experience in completing the transactions described in this presentation as currently contemplated, such as a material adverse change in the sellers, a failure to obtain the necessary regulatory approvals or third-party consents or to meet closing conditions, difficulties in obtaining the desired tax and accounting treatment for the home equity securitization, or unanticipated regulatory constraints; difficulty in obtaining the expected treatment for the restructuring transactions on our balance sheet; potential deterioration or effects of general economic conditions, particularly in sectors relating to real estate and/or mortgage lending or small business-based manufacturing; fluctuations in housing prices; potential effects related to the Corporation's decision to suspend the payment of dividends on its common, preferred and trust preferred securities; potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the management and success of our interest rate risk management strategies; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force; the relative profitability of our lending and deposit operations; the valuation and management of our portfolios, including the use of external and internal modeling assumptions we embed in the valuation of those portfolios and short-term swings in the valuation of such portfolios; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality or collectability of our loan and lease assets, including deterioration resulting from the effects of natural disasters; difficulties in accurately estimating any future repurchases of residential mortgage or other loans or leases due to alleged violations of representations and warranties we made marketing sales or securitizations; unanticipated deterioration or changes in estimates of the carrying value of our other assets, including securities; difficulties in delivering products to the secondary market as planned; difficulties in expanding our business and obtaining or retaining deposit or other funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of our lines of business, subsidiaries, or companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line of business performance; unanticipated lawsuits or outcomes in litigation; legislative or regulatory changes, including changes in laws, rules or regulations that affect tax, consumer or commercial lending, corporate governance and disclosure requirements, and other laws, rules or regulations affecting the rights and responsibilities of Irwin, our bank or thrift; regulatory actions that impact our Corporation, bank or thrift, including the memorandum of understanding entered into as of March 1, 2007, between our subsidiary bank and the Federal Reserve Bank of Chicago; changes in the interpretation and application of regulatory capital or other rules; the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions; changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the final disposition of our remaining assets and obligations of our discontinued mortgage banking segment, and, after the transactions contemplated above, our home equity and small-ticket commercial leasing segments; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.